July 21, 2005

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549-7010

Attention: Rufus Decker

Re: Form 10-K for the Fiscal Year ended December 25, 2004
Form 10-Q for the Fiscal Quarter ended March 31, 2005
File No. 0-23943

Ladies and Gentlemen:

This letter is in response to the comment of the Commission’s Staff contained in the July 11, 2005 letter from Rufus Decker.

The Company began presenting its redeemable common stock as mezzanine equity under the caption “Redeemable common stock” in the March 31, 1998 Form 10-Q after discussing the presentation of its redeemable common stock with the Commission’s Staff during the process of filing a Registration Statement on Form S-4, Registration No. 333-34627 (the “Registration Statement”). In the Company’s response letter to the Commission dated November 9, 1997 (the “Registration Statement Response Letter”), the Company agreed that its redeemable common stock should be presented as mezzanine equity (Item 4 “Other Matters” of the Registration Statement Response Letter). The Company subsequently filed a revised Registration Statement on November 10, 1997 and presented its redeemable common stock, including accumulated other comprehensive income and retained earnings, as mezzanine equity in the Pro Forma Condensed Balance Sheets on pages F-89 and F-90.

In discussing this presentation with the Commission’s Staff, it was our understanding that, as the only equity securities the Company has outstanding are shares of its redeemable common stock, the Company has only mezzanine equity and, therefore, no permanent equity. As a result, all components of equity, including accumulated other comprehensive income and retained earnings, are directly attributable to such stock and should be included in the mezzanine. The Company believes this presentation is consistent with the guidance listed in the Staff’s letter. Accounting Series Release No. 268 states “The Commission believes the presentation required by the rules will highlight the redemption obligation and the fact that amounts attributable to these securities are not part of permanent equity” (emphasis added). The Company believes its presentation meets the intent of the guidance and that presenting paid-in capital separately from accumulated other comprehensive income and retained earnings would be misleading to a reader of its financial statements by implying that the Company has other nonredeemable classes of equity securities outstanding that are classified as permanent equity.

Securities and Exchange Commission July 21, 2005 Page 2

We hope that this response fully addresses the Commission’s comment.  If members of the Commission staff have any further questions or require any additional information, they should contact me at (402) 536-3620 or by fax at (402) 536-3611.

Sincerely,

PETER KIEWIT SONS’, INC.

/s/ Michael J. Piechoski
Michael J. Piechoski
Chief Financial Officer